

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 2, 2010

Thomas Rickards
Chief Executive Officer
Energy Telecom, Inc.
3501-B N. Ponce de Leon Blvd., #393
St. Augustine, FL 32084

> **Re:** **Energy Telecom, Inc.**
> **Form S-1/A**
> **Filed August 24, 2010**
> **File No. 333-167380**

Dear Mr. Rickards:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Current Operating Trends and Financial Highlights, page 12

Revenue, page 13

1. Please disclose the purchase price of the purchase order for 1,000 sets of eyewear which you are required to pay even if you are unable to sell them.

2. Tell us how you accounted for the cost of the 99 units of eyewear since it appears that you did not record them in inventory. Further, we note that you placed 23 units for sale on Amazon.com on June 25, 2010 and all units were sold by July 1, 2010. Tell us why you did not recognize any revenues and related costs of

revenues for such sales of eyewear during the 3 months ended June 30, 2010. Finally, revise your disclosures to include the total revenues recognized (including the per unit selling price) and the total costs of the eyewear, including how they were accounted for and in what period they were recognized in your financial statements.

Business, page 18

Manufacturing Operations, page 23

3.   In earlier versions of your registration statement, you disclosed that Samsin USA was a wholly owned subsidiary of Samsin Innotec. However, we note that you have deleted this disclosure from your most recent amendment and now disclose that Mr. Perszyk is a minority shareholder of Samsin USA. So that investors can better understand the significance of your agreements with Samsin USA and Samsin USA's ability to perform those agreements "through Samsin Innotec", please explain the nature of the relationship between Samsin USA and Samsin Innotec.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Sharon Virga, Staff Accountant, at (202) 551-3385 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Marc J. Ross, Esq.
        James M. Turner, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via facsimile: (212) 930-9725